Exhibit 1

Gentium Provides Update on the Review of Defibrotide Marketing Authorization

VILLA GUARDIA, Italy, Feb. 21, 2013 (GLOBE NEWSWIRE) -- Gentium S.p.A. (Nasdaq:GENT) (the "Company") announced today that, the Company had presented an oral explanation at the European Medicines Agency's ("EMA") Committee for Medicinal Products for Human Use ("CHMP") as part of its Marketing Authorization Application ("MAA") for Defibrotide to treat and prevent hepatic veno-occlusive disease ("VOD") in adults and children undergoing hematopoietic stem cell transplantation therapy.

Following the oral explanation, based on preliminary feedback from the European Medicines Agency's Committee for Medicinal Products for Human Use, the Company expects an opinion recommending against approval of the Marketing Authorization Application for Defibrotide to treat and prevent hepatic veno-occlusive disease in adults and children undergoing hematopoietic stem cell transplantation therapy. While not a final decision, the Company considers it unlikely that this position will change before the formal vote is undertaken next month. If a formal negative recommendation is issued, and depending upon the nature of the objections, the Company may appeal such negative decision.

"We await the official decision and the formal report, which should provide us specifics on any additional requirements leading to the approval of Defibrotide in Europe," said Dr. Khalid Islam, President and Chief Executive Officer of Gentium. "We will work closely with the CHMP to address the Committee's concerns and remain confident of the favorable benefit/risk profile of Defibrotide, which is the only option recommended by the European Group for Blood and Marrow Transplantation for the treatment of VOD, an unmet medical need where no known agents are currently approved. We will continue to review all possible options with respect to next steps regarding the Company's MAA."

Patients will continue to have access to Defibrotide, through clinical studies and under a named patient program ("NPP") where available.

About the EMA Appeal Process

An Applicant has the right to request a re-examination of a CHMP recommendation no later than 15 days after receipt of the CHMP opinion. The Appeal procedure allows the Applicant 60 days to submit grounds for appeal. The CHMP has a further 60 days to consider a revision of the initial opinion. An appeal would involve a re‐examination of the application and must be based on the data already submitted. If an appeal is unsuccessful, the Company could resubmit a new application in the EU at a later date. More information can be obtained from the EMA website www.ema.europa.eu.

About VOD

Veno-occlusive disease (VOD) is a potentially life-threatening condition, which typically occurs as a significant complication of stem cell transplantation. Certain high-dose conditioning regimens used as part of stem cell transplantation can damage the lining cells of hepatic blood vessels and result in VOD, a blockage of the small veins in the liver that leads to liver failure and can result in significant dysfunction in other organs such as the kidneys and lungs (so-called severe VOD). Stem cell transplantation is a frequently used treatment modality following high-dose chemotherapy and radiation therapy for hematologic cancers and other conditions in both adults and children. At present there is no approved agent for the treatment or prevention of VOD in the United States or the European Union.

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. Food and Drug Administration (FDA) and Orphan Medicinal Product Designation by the European Medicines Agency, both to treat and to prevent VOD, as well as Fast Track Designation by the U.S. FDA to treat VOD.

The Gentium S.p.A. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=12669

Cautionary Note Regarding Forward-Looking Statements

This release contains "forward-looking statements" that involve a number of risks and uncertainties the outcome of which could materially and/or adversely affect actual future results and the market price of Gentium's securities. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to the possibility of any future regulatory approval, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

CONTACT: Gentium S.p.A.
         Salvatore Calabrese, +39 031-5373-260
         SVP & CFO
         scalabrese@gentium.it

         or

         The Trout Group
         Tricia Swanson, +1 646 378 2953
         TSwanson@troutgroup.com